Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Announcement under Irish Takeover Rules

Relevant Securities in Issue – January 14, 2015

DUBLIN, Ireland, January 14, 2015 – In accordance with Rule 2.10 of the Irish Takeover Rules, Covidien plc (NYSE: COV) (the “Company”) confirms that, as of the close of business on January 13, 2015, the Company’s issued share capital, excluding treasury shares, consisted of 454,294,351 ordinary shares, par value US$0.20 per share (the “Ordinary Shares”). The International Securities Identification Number (ISIN) of the Ordinary Shares is IE00B68SQD29.

The Company confirms that, as of the close of business on January 13, 2015, there were outstanding 1,991,840 restricted share units (the “Restricted Share Units”) and 11,753,228 options to purchase Ordinary Shares (the “Share Options”) granted by the Company. Upon vesting, each Restricted Share Unit entitles the holder to receive one Ordinary Share and each Share Option entitles the holder to purchase one Ordinary Share at the applicable exercise price.

The Company also confirms that, as of the close of business on January 13, 2015, there were outstanding performance share units (the “Performance Share Units”) entitling holders to receive up to a maximum of 1,444,296 Ordinary Shares upon vesting, assuming satisfaction of the applicable performance criteria at maximum performance.

About Covidien

Covidien is a global health care leader that understands the challenges faced by providers and their patients and works to address them with innovative medical technology solutions and patient care products. Inspired by patients and caregivers, Covidien’s team of dedicated professionals is privileged to help save and improve lives around the world. With more than 39,000 employees, Covidien operates in 150-plus countries and had 2014 revenue of $10.7 billion. To learn more about our business visit www.covidien.com or follow us on Twitter.

Contacts

Peter Lucht, 508-452-4168	Coleman Lannum, CFA, 508-452-4343
Vice President	Vice President
External Communications	Investor Relations
peter.lucht@covidien.com	cole.lannum@covidien.com

Lisa Clemence, 508-452-4375	Todd Carpenter, 508-452-4363
Director	Senior Director
Corporate Communications	Investor Relations
lisa.clemence@covidien.com	todd.carpenter@covidien.com

The number of Ordinary Shares capable of being issued in respect of the Restricted Share Units and Performance Share Units described in this announcement includes the Ordinary Shares capable of being issued upon the vesting of the applicable dividend equivalent units attaching to the respective Restricted Share Units and Performance Share Units.

A person interested in 1% or more of any relevant securities in the Company may have disclosure obligations under Rule 8.3 of the Irish Takeover Rules. This requirement will continue until the offer period ends.

The directors of the Company accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have commenced making available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

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